Gentor Resources Inc.

PRESS RELEASE

Gentor Stock Option Grants

Toronto, Canada – June 24, 2019 - Gentor Resources Inc. (the “Company”) (TSX-V – "GNT") announces that it has granted to employees and directors of the Company, pursuant to the terms of the Company's stock option plan, a total of 1,000,000 stock options, each such stock option entitling the holder to purchase one common share of the Company at a price of Cdn$0.065 for a period of five years.

These securities have not been and will not be registered under the United States Securities Act of 1933, as amended, (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available. This press release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States or to U.S. Persons.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information, please contact: Arnold T. Kondrat, President and CEO, Toronto, Ontario, Tel: + 1 (416) 361-2510.